082-34812

PÉTROBANK
ENERGY AND RESOURCES LTD.

07023796

SEC MAIL PROCESSING
RECEIVED
MAY 21 2007
WASH. D.C. 186 SECTION

May 14, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

SUPPL

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

PROCESSED
B
MAY 31 2007
THOMSON
FINANCIAL

JRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

[illegible]
5/24

PETROBANK ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK STRENGTHENS OIL SANDS ASSET BY INCREASING WHITESANDS OWNERSHIP FROM 84% TO 100%

Calgary, Alberta – May 14, 2007 – Petrobank Energy and Resources Ltd. ("Petrobank" or the "Corporation") (TSX: PBG) (OSLO: PBG) is pleased to announce we will be acquiring all of the shares of our WHITESANDS Insitu Ltd. subsidiary ("WHITESANDS") currently held by minority shareholders, increasing Petrobank's ownership of WHITESANDS from 84% to 100%, for $120 million.

Pursuant to the WHITESANDS unanimous shareholders agreement ("USA") the minority shareholders had the right, annually, to request a valuation of WHITESANDS, and to exchange their ownership position. This exchange right was exercised on May 11, 2007. Petrobank has the option to fund the acquisition with cash or through a combination of cash and the issuance of common shares in Petrobank. In the event Petrobank chooses to issue the minority shareholders common shares to fund all or part of the acquisition, the issue price will be set at $22.496 per share, pursuant to the terms of the USA. The US$250 million of Petrobank convertible bonds issued on May 4, 2007, provides the flexibility to fund up to the entire acquisition price with cash. The transaction is expected to close on or about June 11, 2007. The minority shareholder has also indicated that it is reserving all rights to challenge the valuation amount.

By owning 100% of the WHITESANDS assets and the THAI™ and CAPRI™ technologies, we will be able to enhance our flexibility to efficiently move forward with our development plans for the WHITESANDS oil sands leases and the commercialization of the THAI™ technology on a global basis.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Corporation operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta and an extensive inventory of Bakken light oil locations in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts covering 1.5 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 2.6 billion barrels of gross bitumen-in-place and operates the WHITESANDS project which is field-demonstrating Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Forward-Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Although Petrobank believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties. You can find a discussion of those risks and uncertainties in our Canadian securities filings. In this release, Petrobank makes forward-looking statements regarding the purchase price of the minority shareholders' interest in its WHITESANDS subsidiary. The minority shareholder has indicated it reserves the right to challenge the valuation of the WHITESANDS shares which could lead to a purchase price materially different than that anticipated in this press release.

While Petrobank makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Petrobank assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:
John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey C. Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

END